Filed by Gannett Co., Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934, as amended

Subject Company: Gannett Co., Inc.

Commission File No.: 333-233509

The following communication was distributed to certain employees of Gannett Co., Inc. on November 12, 2019.

Hi, everyone.

We have had a busy few weeks since my last update. Hopefully, you were able to join me for our town hall last week where you heard about our third-quarter results, upcoming benefits enrollment and some important work going on across the business.

3rd quarter highlights:

As for our third-quarter results, we certainly had some wins, but we also had areas that need to be improved upon. We saw total revenue decline, with continued weakness in both print advertising and circulation revenues. However, total digital revenues represented 38% of total revenue, up from 37% a year ago. We also saw our digital marketing services revenue grow and nice growth in our paid digital-only subscribers and revenue.

I know everyone is working hard -- and we all know we have further to go to get us where we need to be. I’ll have more on company strategy in the future. In the meantime, let’s keep driving toward building sustainable gains.

Transaction Update:

This Thursday the stockholders of Gannett and New Media Investment Group will vote on whether to combine the two companies. New Media stockholders will meet at 8 a.m. (ET). We will hold our special stockholders meeting at 10 a.m. (ET).

Gannett stockholders are voting on the merger agreement, as outlined in our proxy. For the merger proposal to be successful, the majority of outstanding stockholders must approve it -- not just a majority of those who vote -- so it’s a much higher bar. If our and New Media’s stockholders approve the deal, then next steps are to go through the closing process, which includes signing papers and wrapping up all the financial details. Glossary of terms here.

After the meetings, you will hear more from me about what you can expect next. In the meantime, ensuring that we continue to perform at our best is key and I appreciate everyone’s continued focus as we move forward. Also, if you have any questions, feel free to email them to Ask Paul.

Best,

Paul

No Offer or Solicitation

This communication is neither an offer to sell, nor a solicitation of an offer to buy, any securities in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts, including, among other things, statements regarding the expected timetable for completing the proposed transaction between New Media Investment Group Inc. (“New Media”) and Gannett Co., Inc. (“Gannett”). Words such as “anticipate(s),” “expect(s),” “intend(s),” “plan(s),” “target(s),” “project(s),” “believe(s),” “will,” “aim(s),” “would,” “seek(s),” “estimate(s)” and similar expressions are intended to identify such forward-looking statements.

Forward-looking statements are based on Gannett’s current expectations and beliefs, and Gannett cannot give any assurance that its expectations or beliefs will be attained. These forward-looking statements are not a guarantee of future performance and are subject to a number of known and unknown risks, uncertainties and other factors that could cause actual results or events to differ, possibly materially, from the expectations or estimates reflected in such forward-looking statements, including, among others:

●	the parties’ ability to consummate the proposed transaction and to meet expectations regarding the timing and completion of the proposed transaction;

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the satisfaction or waiver of the conditions to the completion of the proposed transaction, including the receipt of the required approval of Gannett’s stockholders and New Media’s stockholders with respect to the proposed transaction, in each case, on the terms expected or on the anticipated schedule;

●	the risk that the parties may be unable to achieve the anticipated benefits of the proposed transaction, including synergies and operating efficiencies, within the expected time-frames, or at all;

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the risk that the committed financing necessary for the consummation of the proposed transaction is unavailable at the closing, and that any replacement financing may not be available on similar terms, or at all;

●	the risk that the businesses will not be integrated successfully or that integration may be more difficult, time-consuming or costly than expected;

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the risk that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the proposed transaction;

●	general economic and market conditions;

●	the retention of certain key employees; and

●	the combined company’s ability to grow its digital marketing and business services initiatives, and grow its digital audience and advertiser base.

Additional risk factors that could cause actual results to differ materially from expectations include, but are not limited to, the risks identified by Gannett in its most recent Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K, as well as the risks identified in the registration statement on Form S-4 (File No. 333-233509) (the “Registration Statement”) filed by New Media. All forward-looking statements speak only as of the date on which they are made. Except to the extent required by law, Gannett expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or change in events, conditions or circumstances on which any statement is based.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between Gannett and New Media. The proposed transaction will be submitted to Gannett’s stockholders and New Media’s stockholders for their consideration. In connection with the proposed transaction, New Media has filed with the Securities and Exchange Commission (the “SEC”) the Registration Statement, which includes a prospectus with respect to shares of New Media’s common stock to be issued in the proposed transaction and a joint proxy statement for New Media’s stockholders and Gannett’s stockholders (the “Joint Proxy Statement”). The Registration Statement was declared effective by the SEC on October 10, 2019, and the Joint Proxy Statement was first mailed to stockholders of New Media and Gannett on or about October 10, 2019. Each of New Media and Gannett may also file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITYHOLDERS OF GANNETT ARE URGED TO CAREFULLY READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The Registration Statement, the Joint Proxy Statement and other relevant materials (when they become available) and any other documents filed or furnished by Gannett or New Media with the SEC may be obtained free of charge at the SEC’s web site, http://www.sec.gov. Copies will also be available at no charge in the “Investor Relations” sections of Gannett’s website, www.gannett.com, and New Media’s website, www.newmediainv.com.

The following glossary was included as a hyperlink in the communication to certain employees of Gannett Co., Inc. on November 12, 2019.

Glossary of Terms

●	Closing Date: The date on which a transaction is completed. For Gannett and New Media, the closing date is the date on which the merger occurs and New Media acquires ownership of Gannett.
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Fairness Opinion: In the context of a transaction, an opinion provided by a party’s financial advisor to its board of directors that the consideration to be paid or received in the transaction is fair, from a financial point of view, to the buyer or seller (as applicable).

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HSR Act: The Hart-Scott-Rodino Antitrust Improvements Act of 1976. This law requires that a premerger notification form, commonly known as an “HSR” form, be filed with the U.S. Federal Trade Commission and Department of Justice and that a waiting period be observed before transactions of a certain size can be completed.

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Proxy: When a shareholder grants a “proxy” with respect to a shareholder meeting, he or she is authorizing another person to vote his or her stock as directed by the shareholder, without the shareholder having to appear in person at the meeting.

●	Proxy Solicitor: A person or company that communicates with a company’s shareholders for the purpose of encouraging the shareholder to vote his or her stock by proxy.
●	Proxy Statement: A document filed with the SEC and delivered to shareholders that provides information about an upcoming shareholder meeting and the proposals to be voted on.
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S-4: A document filed with the SEC in connection with certain transactions in which stock will be issued. This document provides information to investors about the stock issuance and the related shareholder meeting, when a shareholder vote is required for the transaction.

●	SEC: The Securities and Exchange Commission. The SEC is a part of the Executive branch of the Federal government and oversees the offer and sale of securities.
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Record Date: The date established by a company to determine which shareholders are eligible to receive notice of and vote at a meeting of shareholders, to receive a dividend or distribution, or to participate in any other corporate action.

●	Shareholder Vote: An official vote of the shareholders of a company, where votes are cast directly or by proxy.